PLANETLINK COMMUNICATIONS, INC.
                               1415 Bookhout Drive
                             Cumming, Georgia 30041
                            Telephone (678) 455-7075

                                January 19, 2005


VIA EDGAR


United States Securities and Exchange Commission
Mail Stop 0304
Washington, D.C. 20549

      Re: Planetlink Communications, Inc. Form S-8

Ladies and Gentlemen:

      Planetlink Communications, Inc. requests the withdrawal of the Company's Registration Statement on Form S-8, file number 333-121986, filed on January 12, 2005. The Company has elected to postpone the filing due to a determination that it would not be in the Company's best interest to proceed at this time. No offers, issuances or sales of the Company's stock have been or will be made pursuant to the Registration Statement.

      If you have any questions, please contact me or Norman T. Reynolds of Glast, Phillips and Murray, P.C. at (713) 237-3135.

                                                              Very truly yours,

                                                              /s/ M. Dewey Bain

                                                              M. Dewey Bain
                                                              President